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                                                             Exhibit 99-(a)(5)



               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP

                                 14 Story Street
                               Cambridge, MA 02138

                                 August 16, 2001

                       REVISED OFFER TO PURCHASE UNITS IN
                               NTS PROPERTIES III
                                FOR $290 PER UNIT


Dear Limited Partner:

Equity Resource Lexington Fund Limited Partnership (the "Lexington Fund" or "Purchaser") has revised its July 18, 2001 offer to purchase limited partnership units in NTS Properties III (the "Partnership") and is now offering to pay limited partners $290 per unit. This Purchaser is also extending its Offer, which will now expire on August 30, 2001.

THE PURCHASER'S OFFER PRICE IS HIGHER THAN THE PRICE CURRENTLY BEING OFFERED BY THE PARTNERSHIP AND BY AN AFFILIATE OF THE GENERAL PARTNER OF THE PARTNERSHIP.

Lexington Fund will pay $290 per unit to all limited partners who tender their units during the tender offer period, which runs until August 30, 2001. This includes limited partners who have already tendered their units pursuant to our July 18, 2001 mailing. Refer to the Lexington Fund's Schedule TO tender offer for all other terms and conditions of the offer. This offer expires on August 30, 2001.

Limited partners who wish to sell their units should complete the enclosed Agreement of Sale according to the directions on the back of the agreement, sign where indicated and return it in the pre-addressed return envelope. If you have any questions or need a copy of the Purchaser's original offer, please call Equity Resources Group, Inc., the information agent for this offer, at (617) 876-4800, or e-mail them at info@equityresources.com.

Sincerely,


Equity Resource Lexington Fund LP